HERLEY INDUSTRIES, INC.
                               3061 Industry Drive
                               Lancaster, PA 17603
                                 (717) 397-2777





March 26, 2010


Securities and Exchange Commission
100 F Street, N.E.
Washington, D. C.  20549

Attn:    Linda Cvrkel, Branch Chief
         Mail Stop 3561

                  RE:      Herley Industries, Inc.
                           Form 10-K for the year ended August 2, 2009
                           Filed October 19, 2009
                           File No. 000-05411

Ladies and Gentlemen:

This letter is filed in response to the Staff's comment letter, dated March 19, 2010 ("Comment Letter"); a follow-up to letter dated January 29, 2010. Thank you for the additional comment contained therein. The Company takes seriously its obligation to provide quality disclosure to its investors and to adhere to the SEC regulations and guidelines.

The following is our response, including supplemental information, to the comment of the Securities and Exchange Commission (the "Commission") set forth in its recent letter dated March 19, 2010 with respect to the above-referenced document filed by Herley Industries, Inc. (the "Company"). Supplemental information provided to you in this letter is based upon information and/or documentation available to the Company. The Company will comply with the suggested changes to its disclosures, as noted in the Comment Letter, in future filings with the Commission. Please note that, for the Staff's convenience, we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter.

Form -10-K for the year ended August 2, 2009
--------------------------------------------

Statements of Cash Flows, page F-7
----------------------------------

SEC Comment.
-----------

1. We note from your response to our prior comment 2 that a portion of the $8,982 amount included on the statement of cash flows as "litigation and claims settlements" relates to the settlement of litigation with a customer resulting in a charge to cost of products sold of $7,711 million. You also disclose that this litigation settlement is discussed in your response to our prior comment 3. However, we note that the amount recorded as a charge to cost of sales due to the EDO settlement discussed in our prior comment 3 is $4,299, rather than $7,711. Please resolve this discrepancy for us. If the $7,711 includes other settlements or transactions than the EDO settlement, please provide us with the nature and amount of those other settlements or transactions.

Herley Response.
---------------

Please be advised supplementally that the charge to "Cost of products sold" of $7,711 million discussed in our response to your prior comment No. 2 relates solely to EDO for the full fiscal year 2009. The supplemental information provided in response to your prior comment No. 3 relates to a charge to "Cost of products sold" in the amount of $4,299 million in the fourth quarter of fiscal 2009 only. Aggregate costs of approximately $8,645 million were incurred over several quarters as discussed in our prior response to your comment No. 3. Reserves for estimated cost overruns were established in prior quarters of fiscal 2009 through a charge to "Cost of products sold."


                                  *************

Additionally, we acknowledge that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response is sufficiently detailed for your purposes. If you have any further questions or comments, please feel free to contact me.


                                   Very truly yours,

                                   /s/ Anello C. Garefino
                                   -----------------------------
                                   Anello C. Garefino
                                   Chief Financial Officer



cc:      Claire Erlanger
         Division of Corporation Finance